

April 24, 2014

<u>Via E-mail</u>
Daniel W. Houser
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

  Re: **International Speedway Corporation**
     Form 10-K for the Fiscal Year Ended November 30, 2013
     Filed January 28, 2014
     Form 10-Q for the Quarter Ended February 28, 2014
     Filed April 9, 2014
     File No. 000-02384

Dear Mr. Houser:

  We have reviewed your response letter dated April 16, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended February 28, 2014</u>

<u>Notes to the Financial Statements</u>

<u>Note 4. Equity and Other Investments, page 9</u>

1. We note your disclosure that on January 31, 2014, SMI abandoned its interest and rights in Motorsports Authentics, a joint venture in which you each held a 50% interest prior to this date, consequently bringing the Company's ownership to 100%. Please explain to us how you were able to conclude that SMI "abandoned" its interest as of this date. As part of your response, please tell us why you believe that you have 100% ownership interest in this entity as of January 31, 2014.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief